June 25, 2015
+1 617 526 6000 (t)
Via EDGAR Submission	+1 617 526 5000 (f)
wilmerhale.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Russell Mancuso

Re:              ConforMIS, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 18, 2015
File No. 333-204384

Ladies and Gentlemen,

On behalf of ConforMIS, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 24, 2015 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). The Company also is filing Amendment No. 3 to Registration Statement with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Certain Relationships and Related-Person Transactions, page 152

1.              Please describe the rights that exhibit 10.1 granted to related persons.  Also, please provide us your analysis of whether the “Financing Documents” mentioned in exhibit 10.1 must be filed as exhibits to this registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 153 and 155 of the Registration Statement to describe the rights granted to related persons pursuant to Exhibit 10.1 to the Registration Statement.  The Company supplementally advises the Staff that it does not believe that the “Financing Documents” mentioned in Exhibit 10.1 to the Registration Statement are required to be filed as exhibits to the Registration Statement in accordance with Regulation S-K Item 601.  Specifically, the Company supplementally advises the Staff that such “Financing Documents” are not material to the Company because they have terminated or will terminate upon the closing of the offering contemplated by the Registration Statement and do not contain any rights or obligations that survive termination which are material to the Company.  In addition, the references to the “Financing Documents” contained in Exhibit 10.1 to the Registration Statement are set forth in sections of Exhibit 10.1 that will terminate upon the closing of the offering contemplated by the Registration Statement or, to the extent that such references are set forth in sections of Exhibit 10.1 that survive the closing of the offering, namely in Sections 4.5(b) and 4.6 thereof, such references to the “Financing Documents” have no operative effect on those surviving provisions of Exhibit 10.1.  Finally, the Company supplementally advises the Staff that it will obtain the approval of the requisite parties to Exhibit 10.1 prior to the effectiveness of the Registration Statement to amend such Exhibit 10.1 to clearly provide that Section 13.1(a) terminates, and the rights of the Major Series E Investors and Wellington Investors contained in Section 3 terminate pursuant to Section 5, upon the conversion of the Company’s preferred stock into common stock, which will occur upon the closing of the offering contemplated by the Registration Statement.  The Company will file such amended Exhibit 10.1 as an exhibit to the Registration Statement prior to effectiveness of the Registration Statement.

Exhibit 1.1

2.              We note that your exhibit does not contain all of the schedules and annexes.  Please ensure you have filed a complete exhibit in accordance with Regulation S-K Item 601.

Response:  In response to the Staff’s comment, the Company has filed exhibit 1.1 to the Registration Statement with all schedules and annexes.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6506 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Richard A. Hoffman
Richard A. Hoffman

cc:                                Philipp Lang, M.D.

David Cerveny, Esq.